UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Information contained in this report

As disclosed previously on January 6, 2026 (the “Original Form 6-K”), Primech Holdings Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell a series of senior unsecured convertible promissory notes in the aggregate principal amount of US$4,000,000 (collectively, the “Notes” and each, a “Note”), which are convertible into the Company’s ordinary shares, no par value (the “Ordinary Shares”). The Securities Purchase Agreement provides for an initial closing to occur on the date that all specified closing conditions are satisfied or waived (the “First Closing Date”), at which the Investor will fund US$2,000,000 in cash against delivery of a US$2,000,000 Note, and a subsequent closing to occur following completion of the relevant domestic formalities for overseas capital remittance (the “Subsequent Closing Date”), at which the Investor will fund the remaining US$2,000,000 in cash against delivery of a second US$2,000,000 Note. Each Note will bear interest will bear interest at a rate of seven percent (7%) per annum, calculated on a 360-day year comprised of twelve 30-day months. Interest is payable in cash in arrears, with the first interest payment due six months after the applicable effective date of such Note and thereafter quarterly on each three-month anniversary of the applicable effective date. Unless earlier converted or redeemed in accordance with its terms, each Note will mature on the three-year anniversary of the applicable effective date. A holder of a Note may convert may convert all, or any part, of the outstanding principal of such Note (the “Outstanding Balance”) into Ordinary Shares at any time, at such holder’s option, at a conversion price of US$2.00 per Ordinary Share (subject to adjustment for stock splits, dividends, combinations and similar recapitalizations) (the “Conversion Price”). Fractional shares will not be issued and will be settled in cash.

On July 7, 2026, the Company and the Investor entered into an addendum to the Securities Purchase Agreement (the “SPA Addendum”) and an addendum to the Notes (the “Notes Addendum”) (collectively, the “Addendums”) with the Investor. Under the SPA Addendum, the restriction stated under Original Form 6-K is amended as follows:

“restrictions while any Notes remain outstanding to on (a) equity line facilities; (b) issuing convertible securities or debt instruments with variable conversion, exercise or exchange prices based on discounts to trading price unless a permanent floor of at least US$1.30 per share is included (subject to standard adjustments); (c) structures intended to circumvent such restrictions; and (d) equity financings with a net issuance price per share below US$1.30 (subject to standard adjustments), unless the Company grants the Investor the right to convert all or any portion of the unconverted outstanding balance of a Note at a conversion price equal to such lower net issuance price; while preserving the Company’s ability to (i) conduct registered offerings (including fixed-price convertibles) and pay compensation due under the Company’s existing placement agency engagement, and (ii) issue Ordinary Shares to Victory Concept Electronics Ltd and its affiliates with an aggregate value of up to US$1,000,000 based on the market price at the time of issuance”.

Under the Notes Addendum, the Conversion Price under the Notes was amended to $1.30 (the “Amended Conversion Price”). The Amended Conversion Price was also applied to the Note pursuant to the Subsequent Closing Date (as discussed below).

The Company determined that amending the Conversion Price to US$1.30 per Ordinary Share was the key commercial term required to secure the Investor's funding of the second tranche of US$2,000,000 under the Subsequent Closing Date. This was necessitated by the decline in the trading price of the Ordinary Shares since the issuance of the first Note, which was priced with reference to a trading price of approximately US$0.97 per Ordinary Share on January 9, 2026, such that the original US$2.00 Conversion Price no longer reflected then-current market conditions. In agreeing to the Amended Conversion Price, the Company also took into the account the value of preserving its business relationship with the Investor. In consideration of the Addendums, the Subsequent Closing Date was completed on July 7, 2026.

The foregoing descriptions of the Note do not purport to be complete and are qualified in their entirety by reference to the SPA Addendum and the Notes Addendum, which is filed as Exhibits 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: July 9, 2026	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Addendum to Securities Purchase Agreement Dated 31 December 2025, dated July 7, 2026
99.2	Addendum to the Convertible Promissory Note Dated 9 January 2026, dated July 7, 2026

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